Spectrum Signal Processing Inc.
                               One Spectrum Court
                         2700 Production Way, Suite 200
                                  Burnaby, B.C.
                                     V5A 4X1
                           (604) 421-5422 (Telephone)
                           (604) 421-1764 (Facsimile)



                        NOTICE OF ANNUAL GENERAL MEETING



TO THE MEMBERS:

         NOTICE IS HEREBY GIVEN that the annual general meeting of Spectrum Signal Processing Inc. (the "Company") will be held in the Boardroom at the Company's offices, at One Spectrum Court, 2700 Production Way, Suite 200, Burnaby, British Columbia on Monday, the 13th day of May, 2002 at the hour of 1:30 o'clock in the afternoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

     1.   To receive and consider the Report of the Directors to the Members.

     2. To receive and consider the financial statements of the Company together with the auditor's report thereon for the fiscal year ended December 31, 2001.

     3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at seven (7).

     4. To elect directors to hold office until the next annual general meeting of the Company.

     5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company.

     6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company.

     7. To consider and, if thought fit, to pass an ordinary resolution to approve, subject to regulatory approval, amendments to the 1995 Stock Option Plan of the Company to permit the Company to grant from time to time stock options to consultants of the Company.

     8. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

         The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

         A Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy and return it within the time and to the location in accordance with the instructions set out in the form of Proxy and Information Circular accompanying this Notice.

         Please advise the Company of any change in your address.

         DATED at Vancouver, British Columbia, this 28th day of March, 2002

                                                By Order of the Board of

                                                SPECTRUM SIGNAL PROCESSING INC.


                                                /s/ Pascal Spothelfer
                                                ---------------------------
                                                PASCAL SPOTHELFER
                                                President & CEO

                         SPECTRUM SIGNAL PROCESSING INC.
                               One Spectrum Court
                         2700 Production Way, Suite 200
                              Burnaby, B.C. V5A 4X1

                           (604) 421-5422 (Telephone)
                           (604) 421-1764 (Facsimile)

                              INFORMATION CIRCULAR
              (As at March 28, 2002 except as otherwise indicated)



MANAGEMENT SOLICITATION

         This information circular is furnished in connection with the solicitation of proxies by the management of Spectrum Signal Processing Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held on Monday, May 13, 2002. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Members, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.


EXCHANGE RATE INFORMATION

         All figures contained in this information circular are expressed in United States dollars except for numbers of shares and unless otherwise stated. On March 19, 2002, the Noon Buying Rate was US$1.00=Cdn$1.5842. The average rate for the one-year period ending December 31, 2001 was US$1.00=Cdn$1.5551.


APPOINTMENT AND REVOCATION OF PROXIES

         The person named in the enclosed form of proxy is a director of the Company.

         Any Member returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Member or by his or her attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered to the office of the registrar and transfer agent at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it, and upon any such delivery the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         The Company is authorized to issue 50,000,000 common shares without par value, of which 12,600,474 common shares are issued and 12,367,174 are common shares are outstanding.

         Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on March 28, 2002 will be entitled to vote at the Meeting.

         To the knowledge of the directors and senior officers of the Company, no persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company.


VOTING OF PROXIES AND EXERCISE OF DISCRETION

         A Member has the right to appoint a person (who need not be a Member) to attend and act for him or her and on his or her behalf at the meeting other than the persons designated in the accompanying form of proxy. To exercise this right the Member may insert the name of the desired person in the blank space provided in the proxy and strike out the other name or may submit another proxy.

         The shares represented by proxies in favour of management will be voted on any poll (subject to any restrictions they may contain) in favour of the matters described in the proxy.

         The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority on the persons appointed thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.


ELECTION OF DIRECTORS

         The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

         The Members will be asked to pass an ordinary resolution to set the number of directors of the Company at seven (7). The Company's management proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

===================================== =================================== ================= ========================
                                                                           Approx. No. of
                                                                           Voting Shares
                                                                            Beneficially
                                           Principal Occupation or        Owned, Directly
                                      Employment and, if not an Elected    or Indirectly,      Date on which the
Name, Country of Ordinary Residence    Director, Occupation During the     or Controlled       Nominee became a
and Position Held with the Company             Past Five Years              or Directed     Director of the Company
------------------------------------- ----------------------------------- ----------------- ------------------------

PASCAL SPOTHELFER (2)(4)              President and CEO of the Company        47,000        March 15, 1999
Canada                                since January 2000.  1998 to 2000
PRESIDENT, CHIEF EXECUTIVE OFFICER    Senior Vice-President, Strategic
and DIRECTOR                          Development at Teekay Shipping.
                                      1994 to 1998 Chief Operating
                                      Officer and later President and
                                      CEO of NovAtel Inc.
------------------------------------- ----------------------------------- ----------------- ------------------------
IRVING EBERT(1) (3)                   Corporate director and angel            26,000        May 18, 2000
Canada                                investor. Vice-president,
CHAIR OF THE BOARD and DIRECTOR       Strategic Alliances Service
                                      Provider and Carrier
                                      Group-Marketing at Nortel
                                      Networks Limited from 1998 until
                                      January 2001.  Vice-president,
                                      Systems Engineering at Nortel
                                      Networks Limited from 1995 to 1998
------------------------------------- ----------------------------------- ----------------- ------------------------
ANDREW HARRIES (2)(4)                 Senior Vice-President, Corporate        36,600        April 16, 1999
Canada                                Development and co-founder of
DIRECTOR                              Sierra Wireless, Inc.
------------------------------------- ----------------------------------- ----------------- ------------------------
JULES MEUNIER                         Chief Executive Officer of Avian             0        March 25, 2002
United States                         Communications since January
DIRECTOR                              2002.  President, Wireless
                                      Networks at Nortel Networks
                                      (Boston) from 1979 to 2001.
------------------------------------- ----------------------------------- ----------------- ------------------------
MATTHEW MOHEBBI                       Vice-President of Mobile                     0        October 26, 2000
United States                         Satellite Systems at Hughes
DIRECTOR                              Network Systems.
------------------------------------- ----------------------------------- ----------------- ------------------------
KENNETH A. SPENCER (1)(2)(3)(4)       Corporate director                     103,700        November 3, 1997
Canada
DIRECTOR
------------------------------------- ----------------------------------- ----------------- ------------------------
SAMUEL ZNAIMER (1)(3)                 Senior Vice-President of Ventures     937,050*        July 27, 1990
Canada                                West Capital Ltd.
DIRECTOR
===================================== =================================== ================= ========================

(1)  Member of audit committee.
(2) Member of compensation committee. Pascal Spothelfer is an ex-officio member.
(3)  Member of governance committee.
(4)  Member of nomination committee.
*    Includes 854,977 common shares held by Ventures West 7 Limited  Partnership
     ("VW7LP") and 82,073  common  shares held by Ventures  West 7 U.S.  Limited
     Partnership  ("VW7USLP")  for combined  ownership of 937,050 common shares.
     VW7LP and VW7USLP each hold an equivalent number of warrants to purchase common shares. Wholly-owned subsidiaries of Ventures West Capital Ltd. are general partners of VW7LP and VW7USLP have full voting and investment power over these securities. Sam Znaimer disclaims beneficial ownership of these securities except to the extent of his pecuniary interest. Sam Znaimer claims that he does not have nor does he share in the control of the voting and investment power over these securities.


         The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was mailed to the Ontario Securities Commission, the British Columbia Securities
Commission and to the Toronto Stock Exchange (the "TSE") and was published in The Vancouver Sun newspaper, Vancouver, British Columbia on March 19, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

         Particulars of compensation paid to:

          (a)  The Company's chief executive officer ("CEO");



                                     Page 3

          (b) each of the Company's five most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $64,300 per year, or;

          (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

         (the "Named Executive Officers") is set out in the summary compensation table below:


=====================================================================================================================
                          SUMMARY COMPENSATION TABLE 4)
----------------------- ------- -------------------------------------- ----------------------------------- ----------
                                         Annual Compensation                 Long Term Compensation
----------------------- ------- ------------- ----------- ------------ ------------------------ ---------- ----------
                                                                               Awards            Payouts
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
  Name and Principal     Year      Salary      Bonus(1)      Other     Securities  Restricted   LTIP       All
                                                                       Under
                                                                       Options/     Shares or
                                                            Annual     SARs        Restricted              Other
       Position                                           Compensation Granted    Share Units   Payouts   Compensation(2)
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Pascal Spothelfer (3)   2001      $155,402        $5,627     Nil           37,082      Nil         Nil     $8,380
President and Chief     2000      $168,294       $66,476     Nil          400,000      Nil         Nil     $3,099
Executive Officer       1999             -             -      -                 -       -           -          -
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Douglas Johnson         2001      $105,674        $3,751     Nil           23,416      Nil         Nil     $5,572
VP, eBusiness, Oper-    2000      $107,708       $30,629     Nil           10,000      Nil         Nil     $4,092
ations and QA           1999       $95,276        $9,593     Nil            7,500      Nil         Nil     $3,017
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Brian Lowe              2001      $109,351        $9,646     Nil           19,332      Nil         Nil     $4,747
VP, Sales,              2000      $110,367       $18,849     Nil           10,000      Nil         Nil     $3,181
Wireless Systems        1999      $108,534        $9,593     Nil            7,500      Nil         Nil     $2,881
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Martin McConnell        2001      $111,890        $4,287     Nil           19,500      Nil         Nil     $5,883
VP Finance,             2000      $117,805       $22,720     Nil           10,000      Nil         Nil     $4,191
Secretary & CFO         1999      $129,758        $9,593     Nil            7,500      Nil         Nil     $4,053
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Andrew Talbot           2001      $136,754        $5,359     Nil           23,833      Nil         Nil     $7,126
VP, Network             2000      $133,513       $89,301     Nil          130,000      Nil         Nil     $4,526
Solutions               1999      $129,854       $23,054     Nil            7,500      Nil         Nil     $  160
======================= ======= ============= =========== ============ =========== ============ ========== ==========

     (1) Under the Company's Executive Compensation Plan, cash bonuses may be earned by officers based upon the achievement of personal targets in line with the Company's strategy. These bonuses are reported in the year they were earned. Bonuses earned in any particular year are paid out in the first quarter of the following year.
     (2) Includes RRSP contributions and term insurance premiums paid by the Company for the benefit of each Named Executive Officer for group term life insurance.
     (3) Pascal Spothelfer became the President and CEO of the Company effective January 1, 2000.
     (4) All Cdn$ compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the period.

         The value of  perquisites  and other  personal  benefits for each Named
Executive Officer does not exceed the lesser of $32,150 and 10% of the total of his annual salary and bonus.



                                     Page 4

         Other than as set out above, there were no other persons who would qualify as Named Executive Officers serving as executive officers at the end of the most recently completed financial year, nor were there any other executive officers who are no longer serving the Company who received a salary in excess of $64,300 during the most recently completed financial year.

         There were no long-term incentive plans in place for any Named
Executive Officer of the Company during the most recently completed financial year.

                          OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
===================== ================== ================== ================ ================== ====================
        Name          Securities Under      % of Total        Exercise or     Market Value of     Expiration Date
                                              Options                           Securities
                                            Granted to                          Underlying
                           Options         Employees in          Base         Options on the
                           Granted        Financial Year       Price (3)     Date of Grant (3)
        (a)                  (b)                (c)               (d)               (e)                 (f)
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------
Pascal Spothelfer          35,000(1)           5.7%             $1.88              $1.88        March 6, 2011
                            2,082 (2)          0.3%             $1.02              $1.02        December 31, 2003
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------
Douglas Johnson            22,000(1)           3.6%             $1.90              $1.90        January 23, 2011
                            1,416(2)           0.2%             $1.02              $1.02        December 31, 2003
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------
Brian Lowe                 18,000(1)           3.0%             $1.90              $1.90        January 23, 2011
                            1,332 (2)          0.2%             $1.02              $1.02        December 31, 2003
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------

Martin McConnell           18,000(1)           3.0%             $1.90              $1.90        January 23, 2011
                            1,500 (2)          0.2%             $1.02              $1.02        December 31, 2003
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------
Andrew Talbot              22,000(1)           3.6%             $1.90              $1.90        January 23, 2011
                            1,833(2)           0.3%             $1.02              $1.02        December 31, 2003
===================== ================== ================== ================ ================== ====================

(1)      These options vest over four years in annual 25 percent increments.
(2)      These options vest immediately.
(3)      All Canadian dollar exercise prices have been converted to United
         States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
======================== ====================== ==================== ====================== ========================
         Name             Securities Acquired     Aggregate Value         Unexercised        Value of Unexercised
                                                                                                 in the Money
                                                                          Options at              Options at
                                                                            FY-End                FY-End (1)
                                                                              (#)                     ($)
                                                     Realized            Exercisable/            Exercisable/
                              on Exercise               ($)              Unexercisable           Unexercisable
          (a)                     (b)                   (c)                   (d)                     (e)
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Pascal Spothelfer                  Nil                  Nil          90,753 / 359,329                $39 / Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Doug Johnson                       Nil                  Nil           81,916 / 39,000                $27 / Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Brian Lowe                         Nil                  Nil           96,832 / 35,000                $25 / Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Martin McConnell                   Nil                  Nil          114,500 / 35,000                $28 / Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Andy Talbot                        Nil                  Nil          81,389 / 123,023                $35 / Nil
======================== ====================== ==================== ====================== ========================

     (1) All Cdn$ compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the period




                                     Page 5

         There were no options held by any Named Executive Officer that were repriced downward during the most recently completed financial year.

         There were no defined benefit or actuarial plans in place for any Named
Executive Officer during the most recently completed financial year.

         There are  employment  contracts  between  the  Company  and each Named
Executive  Officer,  which are  triggered by a change in control of the Company.
These contracts contemplate payment of an amount equivalent to 18 months' salary and bonus, and accelerated vesting of any outstanding options in the event of termination following a change in control.

         The Company has a compensation committee that advises the board of directors on executive compensation matters. (See: "Committees of the Board", below.)


EXECUTIVE COMPENSATION REPORT

         It is the responsibility of the compensation committee to review and recommend compensation policies and programs for executives of the Company. The compensation committee makes recommendations to the board of directors, which gives final approval on these policies. The Company's compensation policies are designed to reward and recognize executive performance consistent with the success of the business and to be aligned with increasing shareholder value. Its policies are intended to attract and retain capable and experienced people.

         The  Company's   executive   compensation  is  designed  to  encourage,
compensate  and  reward  employees  on the  basis of  individual  and  corporate performance,  both in the  short  and  long  term.  The  compensation  committee establishes  aggregate  compensation  levels for all executive  officers and the board of directors has ratified these levels.

         In 1996, the compensation committee retained Towers Perrin to do a survey of executive compensation plans of Canadian and U.S. small capital, high technology companies. As a result of their findings and recommendations the compensation committee adjusted the base salaries of the CEO and all executives and provided for an annual adjustment. In 1997, the bonus plan was modified, following a review by Towers Perrin, to provide for an executive bonus pool that would vary based on annual earnings per share growth. In 1999, the compensation committee modified the bonus plan to pay each vice president a bonus that was based upon achievement of revenue and earnings objectives. Also in 1999 the compensation committee retained Towers Perrin to do a survey of executive compensation plans of Canadian small capital, high technology companies.

         In 2000, the compensation  committee modified the bonus plan to pay all executives a bonus based on achievement of various performance targets for their areas of responsibility.  In 2001, the compensation committee modified the bonus plan to pay all executives a bonus that was based upon  achievement of corporate
revenue  objectives  and  various   performance   targets  for  their  areas  of
responsibility.

         Approved by the compensation committee:

         Andrew Harries                     Kenneth A. Spencer



                                     Page 6





PERFORMANCE GRAPH

         The following graph charts performance of an investment in the Company's common shares against the TSE 300 Share Index, assuming an investment of Cdn$100 on December 31, 1996:

SSY Performance Compared to TSE 300 Index for 5 Years ending December 31, 2001.


      [GRAPHIC OBJECT OMITTED]


 ========================= ============= ============= ============= ============ ============ ============

                           Dec 31/96     Dec 31/97     Dec 31/98     Dec.31/99    Dec 31/00    Dec31/01
 ------------------------- ------------- ------------- ------------- ------------ ------------ ------------
 SPECTRUM                  100 ($8.30)    90 ($7.50)     57 ($4.70)   55 ($4.60)   30 ($2.45)   19 ($1.61)
 (Cdn$ share price in
  brackets)

 TSE300                    100           113           109           142          151          130
 ========================= ============= ============= ============= ============ ============ ============



                                     Page 7

COMPENSATION OF DIRECTORS

         Particulars of stock options granted to directors of the Company during 2001, the most recently completed financial year, are as follows:


=========================== ============ ================== ======================= ==========================
Name of Director             Number of    Exercise Price        Date of Grant
                                                per                                        Expiry Date
                              Shares       Common Share
--------------------------- ------------ ------------------ ----------------------- --------------------------
Pascal Spothelfer             35,000           $1.88        March 6, 2001           March 6, 2011
--------------------------- ------------ ------------------ ----------------------- --------------------------
                               2,082           $1.02        December 1, 2001        December 31, 2003
--------------------------- ------------ ------------------ ----------------------- --------------------------
Irving Ebert                   5,000           $1.61        June 26, 2001           June 26, 2011
                               3,500           $1.18        December 13, 2001       December 13, 2011
--------------------------- ------------ ------------------ ----------------------- --------------------------
Andrew Harries                  5,000          $1.61        June 26, 2001           June 26, 2011
--------------------------- ------------- ----------------- ----------------------- --------------------------
                                4,000          $1.18        December 13, 2001       December 13, 2011
--------------------------- ------------- ----------------- ----------------------- --------------------------
Jules Muenier                       0
--------------------------- ------------- ----------------- ----------------------- --------------------------

--------------------------- ------------- ----------------- ----------------------- --------------------------
Matthew Mohebbi                 5,000          $1.61        June 26, 2001           June 26, 2011
--------------------------- ------------- ----------------- ----------------------- --------------------------
                                2,000          $1.18        December 13, 2001       December 13, 2011
--------------------------- ------------- ----------------- ----------------------- --------------------------
Kenneth A. Spencer             10,000          $1.61        June 26, 2001           June 26, 2011
                               6,500           $1.18        December 13, 2001       December 13, 2011
--------------------------- ------------ ------------------ ----------------------- --------------------------
Samuel Znaimer                 5,000           $1.61        June 26, 2001           June 26, 2011
                               5,000           $1.18        December 13, 2001       December 13, 2011
=========================== ============ ================== ======================= ==========================

No other compensation was paid to directors of The Company during the last completed financial year.

Non-management directors are only compensated via allotments of incentive stock options as follows:

    ====================================================================================== =====================
                                                                                             No. of Options
    -------------------------------------------------------------------------------------- ---------------------
    Initial allotment                                                                               20,000
    -------------------------------------------------------------------------------------- ---------------------
    Annual retainer
    -------------------------------------------------------------------------------------- ---------------------
         - General director retainer                                                                 5,000
    -------------------------------------------------------------------------------------- ---------------------
         - Chair of the board                                                                       10,000
    -------------------------------------------------------------------------------------- ---------------------
         - Committee member                                                                          1,000
    -------------------------------------------------------------------------------------- ---------------------
         - Chair of committee of the board                                                           2,000
    -------------------------------------------------------------------------------------- ---------------------
    Directors in-person meetings of the board                                                          500
    -------------------------------------------------------------------------------------- ---------------------
    Chair of in-person meetings of the board                                                         1,000
    ====================================================================================== =====================

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

         None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.


INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

         Save and except the foregoing, or as disclosed elsewhere in this information circular, since January 1, 2001, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

     (a)  any director or senior officer of the Company;

     (b)  any proposed nominee for election as a director of the Company;

     (c) any Member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company, and;

     (d)  any associate or affiliate of any of the foregoing persons.


STATEMENT OF CORPORATE GOVERNANCE POLICIES

         The report of the TSE committee on Corporate Governance resulted in the TSE introducing a new listing requirement in 1995 wherein companies listed on the TSE are required to disclose their corporate governance system in their annual reports or information circulars, with specific reference to the guidelines (the "Guidelines") set out in the TSE Company Manual, copies of which are available from the TSE or the Company.

Mandate and Responsibilities of the Board

         The fundamental objective of the board of directors of the Company is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

         The principal duty and responsibility of the board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the board to the CEO and other executive officers.

         The board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the board's annual planning process. Through this process, the board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

         Notwithstanding   the   suggested   Guidelines,   no  formal   position
descriptions for the board and the CEO have been developed.

Composition and Size of the board

         The Members of the Company elect the board of directors, with one related director, Pascal Spothelfer. In addition to serving as a director, Mr. Spothelfer is the Company's president and CEO. The unrelated directors are independent of management and free from any interest, business or other relationships that could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

         In 1995, the board increased the number of directors by one, bringing the total number of directors to seven. The board is asking the Members to elect a slate of seven directors at the annual general meeting.

Committees of the Board

         The board has four standing committees: audit, compensation, governance and nomination. The committees are comprised of two or three directors as noted in the table on pages 2 and 3. Each committee also has available to it as a resource such members of management as may from time to time be determined to be appropriate.

         The audit committee assesses, influences, and helps set the tone for quality financial reporting and sound internal controls. The audit committee meets quarterly to review and approve financial results of the quarter. The committee reviews the annual audit and meets with the Company's independent accountants to review the adequacy and effectiveness of the Company's internal controls and financial management practices, and recommends the Company's financial statements to the board for approval. In 2000, the board adopted a charter for the audit committee, which sets out its mandate.

         The compensation committee reviews and recommends compensation policies and programs for executives of the Company. The committee makes recommendations to the board, which gives final approval on these policies and programs.

         The  governance   committee  reviews  the  composition  and  governance
practices of the board and makes recommendations to the board concerning board effectiveness and contribution by each of the members.

         The nomination committee has responsibility for recruitment of new directors and recommends the appointment and/or election of directors. In addition, the nomination committee is responsible for formal orientation and education of new directors.

         The Guidelines contemplate that committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors. The Company complies with the requirements of the British Columbia Company Act in that the majority of its audit committee is comprised of directors who are not officers or employees of the Company; however, the board feels it is appropriate to have Pascal Spothelfer, the president and CEO of the Company, sit on the compensation committee as an ex-officio member, as he is the director who is most familiar with the operations of the Company.



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

Decision requiring prior Board approval and Expectations of Management

         The board has delegated to the CEO and senior management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the board for its review and approval, along with all matters dictated by statute and legislation as requiring board review and approval. The CEO and senior management review the Company's progress in relation to the current operating plan at in-person board meetings, which are held four times a year. The board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the board meetings.

Director's Compensation

         Non-management directors are compensated via allotments of incentive stock options. See the table under "Compensation of Directors" for further information. The board believes that its compensation plan realistically reflects the responsibilities and risk involved in being an effective director. Pascal Spothelfer, the president and CEO, does not receive any additional remuneration for acting as a director or as a member of either of the standing committees he sits on.

Member Feedback and Concern

         Under the direction of the CEO, there is a Member relations program in place, which involves providing information with respect to reported financial results and other announcements by the Company to a broad spectrum of investors and interested parties. Member concerns of a significant nature are directed to the vice-president, finance and the CEO for information and resolution, and management reports to the board on these matters and other major members and investor matters.


APPOINTMENT OF AUDITOR

         Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of KPMG, LLP, Chartered Accountants, of Vancouver, British Columbia, as the independent auditors of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the independent auditors of the Company be fixed by the board of directors.

         KPMG, LLP were first appointed as the independent auditors of the Company on July 31, 1987.

FINANCIAL STATEMENTS

         The Company's consolidated financial statements for the fiscal year ended December 31, 2001, together with the auditors' report to the shareholders, will be placed before the Company's shareholders at the Annual General Meeting. These consolidated financial statements form part of the Company's Annual Report, which has previously been mailed to shareholders.

MANAGEMENT CONTRACTS

         There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.


AMENDMENT TO 1995 STOCK OPTION PLAN

         The 1995 Stock Option Plan permits stock options to be granted to directors, senior officers and employees of the Company or its affiliates. Management considers that it would be in the best interests of the Company to permit stock options to be granted to any bona fide consultant who is or will be providing consulting, technical, management or other services to the Company or its affiliates under a written contract for services where that Consultant is reasonably expected to spend a significant amount of time and attention on the business and affairs of the Company or its affiliates.

         Accordingly, management of the Company proposes that the following ordinary resolution be considered and passed:

          Resolved, that the 1995 Stock Option Plan of the Company be amended in order to permit the Company to grant from time to time stock options to consultants of the Company.

         No financial assistance is being provided, or will be provided, by the Company to optionees in relation to stock options under the Plan. The maximum number of shares issuable pursuant to the Plan stands unchanged at 5,550,000. No other amendments to the 1995 Stock Option Plan are being proposed.


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

         The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matters.



                                            By Order of the Board of
                                            SPECTRUM SIGNAL PROCESSING INC.


                                            /s/ Pascal Spothelfer


                                            Per:     Pascal Spothelfer
                                                     President & CEO

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